Clearly Canadian Appoints Bobby Genovese Chairman of the Board

VANCOUVER, B.C., November 8, 2007 — CLEARLY CANADIAN (OTCBB: CCBEF) (the “Company”) today announced the appointment of Bobby Genovese as Chairman of the Board. Mr. Genovese the company’s controlling shareholder will now assume an active role, highlighted by an immediate mandate on accelerating growth initiatives and enhanced shareholder value.

With a highly distinguished career in business development and management, Mr. Genovese is the founder and Chairman of the Board of BG Capital Group, a very profitable multinational business consolidator experiencing double digit growth and total combined revenues in excess of $150 million. Mr. Genovese has over 15 years of mergers and acquisition experience, and has consulted for numerous multi-million dollar corporations. He has shown remarkable abilities for positioning public companies in high growth arenas and providing maximum shareholder valuations.

Mr. Genovese stated, “I will apply my expertise however necessary in order to help accelerate the turnaround of Clearly Canadian Brands. We are now well positioned at the forefront of the emergent natural and organic world, and are a much more diverse company than ever before.” Mr. Genovese added, “Clearly Canadian Brands has a solid foundation for incredible growth in place; tremendous product lines, a world class sales force, distribution and selling agreements with some of the largest retailers in the world, and more than $9 million dollars in free cash to execute our growth initiatives. I look forward to working with the whole team as we move to capitalize on favorable market environments.”

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian’s recent acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company’s debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the opportunities which can exist for our products and revenue growth for the company. These assumptions are subject to any risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993